0000930309



07069543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period _____ to _____

Commission File Number 333-13302

A. Full title of the Plan: HANNAFORD SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

PROCESSED
JUN 2 8 2007
THOMSON
FINANCIAL

Hannaford Savings and Investment Plan

*Financial Statements as of December 31, 2006
and 2005, and for the Year Ended
December 31, 2006, Supplemental Schedule
as of December 31, 2006, and Report of
Independent Registered Public Accounting Firm*

HANNAFORD SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974 have been omitted
because they are not applicable.

BAKER NEWMAN NOYES LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in
Hannaford Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Hannaford Savings and Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in note 3 to the financial statements, the Plan changed its method of accounting for fully benefit-responsive investment contracts in 2006 by retrospectively adopting FASB Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2005.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
June 26, 2007

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HANNAFORD SAVINGS AND INVESTMENT PLAN		
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS		
DECEMBER 31, 2006 AND 2005		
	2006	**2005**
ASSETS:		
Participant-directed investments—at fair value	364,289,208	$ 309,370,080
Adjustment from fair value to contract value for fully		
benefit-responsive investment contracts	464,411	593,553
NET ASSETS AVAILABLE FOR BENEFITS	$ 364,753,619	$ 309,963,633
See notes to financial statements.		

HANNAFORD SAVINGS AND INVESTMENT PLAN	
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	
YEAR ENDED DECEMBER 31, 2006	
ADDITIONS:	
Investment income:	
Dividends	$ 14,419,322
Interest	1,049,882
Net appreciation in fair value of investments	29,407,907
Total investment income	44,877,111
Contributions:	
Employer's	7,988,641
Participants'	19,234,901
Rollovers	841,331
Asset transfers in	18,111
Other additions	37,324
Total contributions	28,120,308
Total additions	72,997,419
DEDUCTIONS:	
Benefits paid to participants	(18,030,962)
Redemption Fees	(2,401)
Net transfers out of Plan	(174,070)
Total deductions	(18,207,433)
NET INCREASE	54,789,986
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	309,963,633
End of year	$ 364,753,619
See notes to financial statements.	

HANNAFORD SAVINGS AND INVESTMENT PLAN

1. DESCRIPTION OF PLAN

The following description of the Hannaford Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is sponsored by Hannaford Bros. Co. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Administrative Committee, appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. The Vanguard Group ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In January 2006, the Company acquired two stores from Graves Supermarkets, Inc. As a result of that acquisition, two loans totaling $8,046 were directly transferred from the RGM 401(k) Profit Sharing Plan to the Plan.

Eligibility—All officers and employees of the Company who have completed one year of service, generally defined by 870 hours for hourly employees or 1,000 hours for salaried employees and full-time drivers, and attainment of their twenty-first birthday are eligible to participate in the Plan.

Contributions—Each year, participants may contribute up to 15% (5% in the case of highly compensated associates) of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Generally, the Company contributes 100% of the first 1% of base compensation that a participant contributes to the Plan, 50% of the next 4% (greater than 1% but not exceeding 5%) of base compensation contributed, and 25% of the subsequent 4% (greater than 5% but not exceeding 9%) of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and plan earnings and charged with benefit payments and allocations of plan losses and other expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

***Investments*—**Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common trust funds, and the Delhaize Group Stock Fund as investment options for participants.

The Delhaize Group Stock Fund invests primarily in American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. Effective the week of April 2, 2006, all shares of Delhaize stock held in the Plan were converted to units. Each share in the Delhaize Group Stock Fund was converted into four units.

***Vesting*—**Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after three years of credited service. Forfeited balances of terminated participants are used to reduce future employer contributions.

***Participant Loans*—**Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

***Payment of Benefits*—**On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may elect to have his or her investment in the Delhaize Group Stock Fund distributed in whole shares of ADRs.

***Net Transfers Out of Plan*—**During 2006, $10,065 and ($174,070) of participant account balances were transferred from (to) the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan"), respectively. Food Lion, LLC is a wholly owned subsidiary of Delhaize America, Inc. Participant account balances are transferred between the Plan and the Food Lion Plan as changes in employment between the companies occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment

7

contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Vanguard Retirement Savings Trust is considered a fully benefit-responsive investment contract.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The investments underlying the Vanguard Retirement Savings Trust Fund are based on the underlying net assets of the common trust funds. The Delhaize Stock Fund, comprised primarily of ADRs representing Delhaize Group ordinary stock, is valued based on the quoted market price of ADRs and the related money market mutual fund. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—Substantially all administrative and other expenses of the Plan are paid by the Company.

Net Assets Available for Benefits- Net assets available for benefits are reported at fair value for all investments other than the Vanguard Retirement Savings Trust Fund, which is reported at an amount that reflects contract value for the Vanguard Retirement Savings Trust Fund since that amount is the most relevant measure for the Plan's participants.

3. INVESTMENTS

In 2006, the Plan retrospectively adopted FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and*

Welfare and Pension Plans. The FSP requires the Plan to report its fully benefit responsive investment contracts at fair value (rather than contract value as was the previous practice) and report net assets available for benefit based on the contract value.

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	
	Number of Units or Shares	Fair Value
Common trust fund:		
Vanguard Retirement Savings Trust	48,726,706	$ 48,262,295
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	790,933	36,367,117
Vanguard 500 Index Fund Investor Shares	453,318	59,198,777
Vanguard Capital Opportunity Fund	968,837	35,536,941
Vanguard Target Retirement 2025 Fund	1,990,985	25,962,440
Vanguard Target Retirement 2045 Fund	1,305,338	18,692,435
Vanguard Windsor II Fund Investor Shares	1,030,999	35,827,228
Delhaize Stock Fund	1,087,785	22,593,289
Participants' loans	-	16,440,790

	2005	
	Number of Units or Shares	Fair Value
Common trust fund:		
Vanguard Retirement Savings Trust	45,601,873	$ 45,008,320
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	691,258	28,085,822
Vanguard 500 Index Fund Investor Shares	452,304	51,978,828
Vanguard Capital Opportunity Fund	922,494	30,469,989
Vanguard Target Retirement 2025 Fund	1,874,835	22,066,809
Vanguard Target Retirement 2045 Fund	1,208,319	15,188,576
Vanguard Windsor II Fund Investor Shares	959,718	30,067,966
Delhaize Stock Fund	271,873	17,799,496
Participants' loans	-	15,447,511

9

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $29,407,907 as follows:

Mutual funds	$ 24,627,185
Common trust funds	
Delhaize Stock Fund	4,780,722
Net appreciation in fair value of investments	$ 29,407,907

4. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds, units of participation in common trust funds managed by an affiliate of Vanguard and investments in the Delhaize Stock Fund. These transactions qualify as party-in-interest transactions. Vanguard serves as the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Delhaize Stock Fund had a cost basis of $13,675,205 and $12,528,848, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since applying for the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 as of December 31, 2006 and for the year ended December 31, 2006:

Net assets available for benefits:

Net assets available for benefits reported on Form 5500	$ 364,289,208
Adjustment from fair value to contract value for fully benefit responsive investment contracts	464,411
Net assets available for benefits reported on the financial statements	$ 364,753,619

Year Ended
December 31, 2006

Net increase in net assets available for benefits:

Net increase reported on Form 5500	$ 54,325,575
Adjustment from fair value to contract value for fully benefit responsive investment contracts	464,411
Net increase in net assets available for benefits reported on the financial statements	$ 54,789,986

******

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD (AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
American Funds Euro Pacific Growth Fund; R4 Shares	Mutual fund	**	$ 36,367,117
American Funds Growth Fund of America; R4 Class	Mutual fund	**	9,376,126
Hotchkis and Wiley Mid Cap Value Fund; Class I	Mutual fund	**	12,016,175
PIMCO Funds: Total Return Fund	Mutual fund	**	9,704,466
Royce Fund: Royce Low Priced Stock Fund; Investment Class Shares	Mutual fund	**	7,964,499
* Vanguard 500 Index Fund Investor Shares	Mutual fund	**	59,198,777
* Vanguard Capital Opportunity Fund	Mutual fund	**	35,536,941
* Vanguard Explorer Fund	Mutual fund	**	6,704,928
* Vanguard Target Retirement 2005 Fund	Mutual fund	**	6,128,181
* Vanguard Target Retirement 2015 Fund	Mutual fund	**	7,271,031
* Vanguard Target Retirement 2025 Fund	Mutual fund	**	25,962,440
* Vanguard Target Retirement 2035 Fund	Mutual fund	**	5,608,665
* Vanguard Target Retirement 2045 Fund	Mutual fund	**	18,692,435
* Vanguard Target Retirement Income	Mutual fund	**	633,825
* Vanguard Windsor II Fund Investor Shares	Mutual fund	**	35,827,228
* Vanguard Retirement Savings Trust	Common trust fund	**	48,262,295
* Delhaize Stock Fund	American Depository Receipts	**	22,593,289
* Various participants	Participants' loans, interest rates ranging from 5% – 10.5%	**	16,440,790
			$ 364,289,208

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANNAFORD SAVINGS AND INVESTMENT PLAN

Date: June 26, 2007

By: _____

Name: Karen L. Mank

Member of the Administrative Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit
Number   Exhibit

23.1   Consent of Independent Registered Public Accounting Firm, Baker, Newman &
        Noyes LLC

BAKER NEWMAN NOYES LLC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of Etablissements Delhaize Freres et Cie "Le Lion" S.A. of our report dated June 26, 2007 relating to the financial statements of the Hannaford Savings and Investment Plan, which expresses an unqualified opinion and includes an explanatory paragraph relating to the change in accounting for fully benefit-responsive investment contracts and appears in this Form 11-K.



Portland, Maine
June 26, 2007

Limited Liability Company

END